UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☑ Form C-TR: Termination of Reporting

Name of issuer
Work4Workers, Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> March 30, 2020

Physical address of issuer
1604 Whitney Way, Austin, TX 78741

Website of issuer
www.work4workers.com

Current number of employees
4

Filer EDGAR CIK

0001848794

Submission Contact Person Information

Name
Samuel Franco

Phone Number
(512) 934-0311

Email Address
samuel@work4workers.com

Notification Email Address
samuel@work4workers.com

Signatories

Name
Samuel Franco

Signature

Title
CEO

Email
samuel@work4workers.com

Date
April 12, 2024